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Exhibit 12.1

Penn National Gaming, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Earnings, as defined:
Income from continuning operations before provision for income taxes	10,510	28,712	36,366	57,718	84,473
Add:
Interest expense	8,667	19,089	43,652	40,068	93,245
Estimate of interest included in rental expense	432	1,178	1,332	1,733	2,200
Amortization of capitalized debt costs and premium on debt	946	1,555	2,444	2,036	4,247

Earnings as defined	20,555	50,534	83,794	101,555	184,165

Fixed Charges
Interest expense	8,667	19,089	43,652	40,068	93,245
Estimate of interest included in rental expense	432	1,178	1,332	1,733	2,200
Amortization of capitalized debt cost and premium on debt	946	1,555	2,444	2,036	4,247
Capitalized interest	—	229	500	1,610	305

Total fixed charges	10,045	22,051	47,928	45,447	99,997

Ratio of earnings to fixed charges	2.1	2.3	1.7	2.2	1.8

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  Exhibit 12.1
Penn National Gaming, Inc. Computation of Ratio of Earnings to Fixed Charges (In Thousands, Except Ratio)